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                              July 16, 2021

       Michael Spellacy
       Chief Executive Officer
       Atlas Crest Investment Corp.
       399 Park Avenue
       New York, NY 10022

                                                        Re: Atlas Crest
Investment Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 1, 2021
                                                            File No. 333-254007

       Dear Mr. Spellacy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Proposal No. 1: The Business Combination Proposal
       Unaudited Prospective Financial Information, page 101

   1. We note that the revised disclosure provided with regard to material estimates and assumptions underlying
forecasted revenues. Expand this disclosure further to address the factors or
contingencies that would affect forecasted revenue growth ultimately materializing.
   2. You state that material estimates and assumptions underlying projections of demand volumes for Archer UAM
were developed working with Archer's data simulation team
                                                        that used third-party
data available to measure travel patterns in various markets to model
 Michael Spellacy
FirstName
Atlas CrestLastNameMichael
            Investment Corp. Spellacy
Comapany
July       NameAtlas Crest Investment Corp.
     16, 2021
July 16,
Page  2 2021 Page 2
FirstName LastName
         potential demand. Revise to provide additional disclosure regarding the markets used to model demand and state whether those are markets where Archer expects to operate during the projection period. In addition, explain in greater detail how the assumed price per customer mile and average trip distance were determined (including whether other assumptions were considered that could create variability in the projected amounts). Also, indicate whether the assumed price per customer mile was held constant or was adjusted.
3. We note your response to prior comment 4 and reissue it in part. It does not appear that the revised disclosure includes information regarding the correlation between forecasted revenues, costs and expenses, capital expenditures, and aircraft production. Please provide this type of disclosure.
Archer Aviation Inc.
Notes to Condensed Financial Statements
Note 9. Stock-Based Compensation
Collaboration and Warrant Agreements, page F-89

4. We note your response to prior comment 11. Please revise your disclosure regarding the first milestone to include language similar to that provided in your response related to your accounting for the warrants issued to United, including that the warrants were not issued in exchange for a distinct good or service. In addition, clarify the statement on page F-89 that United and Archer "have agreed to collaborate to advance the business of operating aircraft in urban environments for commercial purposes" as United has not contracted to share in the risks and benefits of developing the aircraft and will not be involved in development or production.
5. As it relates to the collaboration and purchase agreement between Archer and United, we note from your response to prior comment 11 that United is not an active participant in developing the aircraft. Additionally, your response states that United is not providing any technology and is not incurring any costs in the development of the aircraft. Based on this description, tell us how your classification of the Milestone One warrant costs (i.e., vesting upon execution of the warrant agreement) is consistent with the definition of research and development per FASB ASC 730-10-20.
6. Milestone Two, the second contingent milestone event of the warrant agreement between
         Archer and United, relates to the completion of a financing transaction where United is a participant. Tell us more about the conclusion that the warrants were not issued to United in their capacity as an investor (i.e., how it was determined that United would have agreed to participate in a financing transaction on the same terms as those described in your filing if not for the issuance of warrants).
Exhibits

7. We note your response to comment 12. Although your Exhibit Index indicates that the consent of Duff & Phelps has been filed as Exhibit 23.3, we are unable to locate a clear
 Michael Spellacy
Atlas Crest Investment Corp.
July 16, 2021
Page 3
         statement therein as to the firm's consent to the discussion of its opinion and to being named in the registration statement. Please refer to Rule 436 of the Securities Act of 1933 and Question 233.01 of the Compliance and Disclosure Interpretations for the Securities
         Act Rules.
       You may contact Diane Fritz at 202-551-3331 or Ethan Horowitz at 202-551-3311 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



FirstName LastNameMichael Spellacy                            Sincerely,
Comapany NameAtlas Crest Investment Corp.
                                                              Division of
Corporation Finance
July 16, 2021 Page 3                                          Office of
Manufacturing
FirstName LastName